Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIX MONTHS ENDED JUNE 30, 2026 COMPARED TO SIX MONTHS ENDED JUNE 30, 2025

You should read the following discussion and analysis of the Company’s financial condition and results of operations in conjunction with the Company’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” or in other parts of the annual report on Form 20-F for the fiscal year ended December 31, 2025, of the Company filed on May 1, 2026.

Overview

We, through our wholly owned subsidiary, Metaverse HK, operate an electronic online platform located at https://www.nftoeo.com/for artists, art dealers and art investors to offer and trade valuable artwork. We offer online listing and trading services that allow artists, art dealers and owners to access a much bigger art trading market where they can engage with a wide range of investors that they might not encounter without our platform. Our platform also makes investment in high-end and expensive artwork more accessible to ordinary people without substantial financial resources.

We generate revenue from our services in connection with the offering and trading of artwork on our system, primarily consisting of trading commissions on NFT projects.

The Company’s NFT business outlook can be described in several aspects below.

NFT Market Insights

The NFT market continues evolving beyond speculative trading, with growing emphasis on utility-driven applications-notably in gaming (play-to-earn 3.0 models), tokenized real-world assets (RWAs), and AI-generated dynamic NFTs. Ethereum remains dominant but faces scaling competition from Solana and Layer 2 solutions like Arbitrum, which now host 35% of new NFT projects. Regulatory scrutiny is intensifying, particularly the SEC’s focus on NFT fractionalization as potential securities. Meanwhile, blue-chip collections (e.g., Bored Ape Yacht Club) have stabilized at 60% below 2022 peaks, while niche sectors like music royalties and decentralized physical infrastructure (DePIN) NFTs are gaining traction. Brands are shifting from one-off drops to subscription-based NFT memberships, with Starbucks Odyssey and Nike’s. Swoosh leading adoption. Liquidity remains a challenge, with overall trading volumes down 40% YoY despite rising institutional participation.

New business types

A. Providing consulting services such as artwork valuation/appreciation potential

Avoiding poor offline communication and incomplete information, tapping into the needs of users and providing comprehensive consulting services on topics such as labor cost, artist influence, artistic value of works, and channels for obtaining works, which not only serves customers but also creates value for the company.

B. NFT trading service

The Company is building a fully functional NFT trading platform, which has been in operation and generating revenue since June 2022. The platform is designed to include the categories of digital works such as artwork, music videos, collectibles, game props, sports, metaverse, virtual world, social tokens, and meet the needs of various users as much as possible. It is able to realize the whole business process of user registration-certification-work uploading-work casting-work trading. In the transaction process, the Company extracts a portion of the processing fee (including token minting, first sale, and second sale) to create value.

New Strategic Direction

The Company is committed to creating an original digital platform that integrates games, artworks, domain names, insurance, collectibles, virtual assets, real assets, identity and other fields, and changes the market status of traditional industries through its own efforts. Strategic goals: basic platform building-targeted population entry-providing services (consulting services, transaction services, advertising services)-optimizing the platform and expanding the scope of services-full service.

Competitor analysis

Opensea is an NFT market exchange. It has more than 20,000 users. Compared with projects in the popular decentralized finance (“DeFi”) field, it is second only to Uniswap, kyber and Compound, and higher than maker, 0x, etc. As a trading platform with a relatively high status in the NFT field, OpenSea has a complete range of collections, equivalent to Taobao in the NFT world. At present, the trading market of OpenSea has nearly 40,000 users, and the monthly transaction volume exceeds 5 million US dollars. Coinbase’s new NFT platform hits 1.4 million signups.

The Coinbase platform has an active population of 50,000 users. The service rates for each service are as follows: 1. Rarible’s minting fees are borne by the creators themselves, and the royalties are also set by the creators themselves, with default amounts of 10%, 20% and 30%. 2. VIV3’s NFT minting costs and profits come from the 12.5% service fee it collects on the first and second sales. 3. OpenSea does not need gas fee to mint NFT. 4. Rarible charges a 2.5% service fee on the first sale. On the SuperRare platform, a 15% commission is charged on the first sale and a 3% fee (paid by the buyer) is charged on the second sale.

Competitive Advantages

The advantages of the Company in the NFT transaction and blockchain market are as follows:

Innate industry advantages

In recent years, digital artworks of NFT technology based on blockchain technology are becoming popular assets. The NFT online platform the Company built can effectively solve the current situation such as unclear ownership of property, difficulty in distinguishing authenticity and low efficiency of artwork circulation. Convert business development from offline to online operation, so that the value of digital works can be freely circulated online.

Advantages of the core management team

The core team members of the Company have experience in blockchain technology development and NFT trading platform operation, which can ensure a smoother development and business operation in the later stage.

NFT’s platform advantages

The currently developed and launched NFT online trading platform supports multi-category product uploads, including: Digital art, Digital oil painting, Produced by Gallery, Personal products, Artist signature, Oil on canvas, Print, Paper ink, Device, Comprehensive media, Derivative, and It will be continuously enriched and improved according to customer interests. The NFT trading platform has stable performance, high security and easy to maintain. At the front end of the system, the Company will continuously improve the operability and user experience of the system focusing on improving the user experience.

Technical advantages

The Company’s digital works exchange platform that has been launched is built by a professional technical team. Each technician has rich industry experience, can work under a short development cycle or high pressure, and has a number of relevant industry benchmarking projects experience. The capability of the technical team ensures the strong technical support in the later system optimization and iterative update.

Marketing advantages

The Company has a professional marketing team. After the platform goes online, it can be promoted online and offline simultaneously, so as to quickly increase the popularity of the platform, and use professional marketing solutions to attract more creators and demanders to join in the platform.

The following tables set forth our unaudited condensed consolidated statements of income data:

	Six Months Ended June 30,
		% of		% of
	2026	Revenue	2025	Revenue
	(Unaudited)		(Unaudited)
Revenue	112,014	100	316,966	100
Cost of revenue	(96,024)	(86)	(96,024)	(30)
General and administrative expenses	(589,917)	(526)	(904,316)	(285)
Total costs and expenses	(685,941)	(612)	(1,000,340)	(316)
Loss	(573,927)	(512)	(683,374)	(216)
Other(expenses)income	100,237	89	(118,907)	(38)
Loss before income taxes	(473,690)	(422)	(802,281)	(253)
Income tax expenses	—	—	8,657	3
Net loss	$(473,690)	(422)	$(810,938)	(256)

Revenue

The following table sets forth our unaudited condensed consolidated revenue by revenue source:

	Six months ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Commission	112,014	316,966
Total	$112,014	$316,966

Commission fee revenue

The commission revenue was calculated based on a percentage of transaction value of artworks, which we charge trading commissions for the purchase and sale of the ownership shares of the artworks. The commission is typically 5% of the total amount of each transaction. The commission is accounted for as revenue and immediately deducted from the proceeds from the sales of artwork units when a transaction is completed.

Commission revenue for the six months ended June 30, 2026 and 2025 was $112,014 and $316,966.

Revenue by customer type

The following table presents our revenue by customer type:

	Six months ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Customers-third party	$112,014	$316,966
Total	$112,014	$316,966

Cost of Revenue

	Six months ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Internet service charge	96,024	96,024
Total	$96,024	$96,024

Cost of revenue for the six months ended June 30, 2026 and June 30, 2025 was $96,024 and $96,024 respectively.

Gross Profit

Gross profit was $15,990 or 14.3% of the total revenue for the six months ended June 30, 2026, compared to $220,942 or 69.7% of the total revenue for the six months ended June 30, 2025.  Gross profit amount was decreased by $204,952 while the gross profit margin was reduced by 55.4%.

Overall total revenue for the six months ended June 30, 2026 decreased by $204,952 or 64.7% as compared to the same period in 2025, due to lower NFT transaction volume amid weak digital-artwork   market conditions. Our cost of revenue is primarily fixed platform-related expense and remains unchanged year-over-year. The fixed cost base spread over a substantially smaller revenue base led to the material decline in gross profit margin.

Operating Expenses

General and administrative expenses for the six months ended June 30, 2026 were $589,917, compared to $904,316 for the six months ended June 30, 2025.

The following table sets forth the main components of the Company’s general and administrative expenses for the six months ended June 30, 2026 and June 30, 2025.

	Six months ended June 30,
	2026	% of Total	2025	% of Total
	(Unaudited)		(Unaudited)
Agency Fee	$87,500	14.8	$185,000	20.4
Staff Salary & Benefit	145,755	24.8	235,860	26.1
Consultancy fee	78,000	13.2	78,000	8.6
Director Fee	49,000	8.3	66,000	7.3
Office Rental	5,000	0.8	5,000	0.6
Legal & Professional Fee	94,919	16.1	38,500	4.3
Audit Fee	64,400	10.9	181,561	20.1
Business Registration Fee	65,000	11.0	111,219	12.3
Others	343	0.1	3,176	0.3
Total general and administrative expense	$589,917	100.0	$904,316	100.0

The year-over-year decrease in total general and administrative expenses was mainly from cost-reduction initiatives implemented by the Company in response to market changes and headcount cuts, which lowered agency fees, staff salary and benefits, director fees, audit fees and business registration fees. The cost-reduction initiatives primarily relates to the curtailment of non-core outsourced business and marketing services. Board membership changes occurred during the period; newly appointed directors receive lower director fees under the Company’s director compensation arrangement, contributing to the year-over-year reduction in director fees. Consultancy fees and office rental represent fixed contractual costs and remain unchanged despite the significant revenue decline. The increase in legal & professional fees was driven by corporate restructuring, SEC filing and compliance activities during the period.

Other income (expenses)

Other income/(expense) for the six months ended June 30, 2026 and 2025 were $100,237 and ($118,907) respectively, For the six months ended June 30, 2026, other income comprising interest income of $101,400 and bank charges of $1,163, and interest income mainly comes from interest income of loan receivable. For the six months ended June 30, 2025, other expense comprising interest expense of $118,907, which mainly comes from interest expense of convertible promissory note, $117,807.

Income tax expense

The Company’s effective tax rate varies due to the multiple jurisdictions in which it books its pretax income or losses. The Company is domiciled in the Cayman Islands and is not subject to any income tax during the six months ended June 30, 2026. The Company’s subsidiaries that are incorporated in the United States of America and Hong Kong SAR are subject to an income tax rate of 21% and 16.5% respectively for the six months ended June 30, 2026 and 2025 respectively.

The effective tax rates for the six months ended June 30, 2026 and 2025 were nil% and (1.1)%, respectively.

The income tax expense were $nil and $8,657 for the six months ended June 30, 2026 and 2025, respectively.

Net loss

We recorded a net loss for the six months ended June 30, 2026 of $473,690 compared to net loss of $810,938 for the six months ended June 30, 2025.

The decrease in the net loss by $337,248 during this current period compared to the same period ended June 30, 2025 has been discussed above.

Liquidity and Capital Resources

The following tables set forth our unaudited condensed consolidated statements of cash flow:

	Six months ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$95,434,995	$(39,859,762)
Net cash used in investing activities	(2,000,000)	-
Net cash provided by financing activities	2,360,841	20,000,000
Net increase/(decrease) in cash and cash equivalents	95,795,836	(19,859,762)
Cash and cash equivalents and restricted cash, beginning balance	7,199,580	86,624,171
Cash and cash equivalents and restricted cash, ending balance	$102,995,416	$66,764,409

Sources of Liquidity

The cash and cash equivalents and the restricted cash balances as of June 30, 2026 and 2025 were $102,995,416 and $66,764,409 respectively.

As of June 30, 2026, among other cash balances, unrestricted cash and cash equivalent totaling $98,623,738,and restricted cash totaling $4,242,314, were deposited with the Silkroad International Bank. The Central Bank of Djibouti (BCD) regulates the banking sector and has implemented measures to strengthen the financial system, such as increasing capital requirements and improving liquidity ratios. However, there is no specific mention of a formal deposit insurance system that protects depositors in case of bank failures. Therefore we do not believe there is any insurance for the cash deposited with the Silkroad International Bank.

For the six months ended June 30, 2026, net cash provided by operating activities was $95,434,995, which mainly came from the recovery of certain platform software development payments in the amount of $98,664,545. Such payments were refunded to the Company by the suppliers in April 2026 due to the failure of the platform software development. Net cash used in investing activities was $2,000,000 during the six months ended June 30, 2026, and we also incurred net cash provided by financing activities, $2,360,841. For the six months ended June 30, 2025, net cash used in operating activities was $39,859,762. While there were no cash transactions related to investing activities during the six months ended June 30, 2025, we incur net cash provided by financing activities, $20,000,000.

As of June 30, 2026, the total current liabilities were $5,984,680, which included accrued expense and account payables amounting to $1,711,915, advance from customers amounting to $4,242,314, and tax payable amounting to $30,451.

As of June 30, 2026, the Company had cash, restricted cash and cash equivalents of $102,995,416, working capital in an amount of $ 101,572,631 and the total assets of $107,557,311.

As of June 30, 2026, the Company’s known contractual obligations primarily consist of office-rental commitments and ongoing professional-service contracts, with related cash payments due within the next 12 months. The Company had no material committed capital-expenditure obligations as of June 30, 2026. Management believes that the Company’s existing working capital, together with net proceeds from the registered offering completed subsequent to June 30, 2026, will be sufficient to satisfy the Company’s operating and contractual cash requirements for at least the next 12 months following June 30, 2026. The Company’s short-term cash requirements are principally for general corporate, administrative and day-to-day operating costs. For periods beyond the next 12 months, the Company plans to fund its business activities primarily through operating-cash-flow generation, and may pursue additional equity or debt financing if needed. No assurance can be given that the Company will secure additional financing on commercially reasonable terms, or that any such financing will be available to the Company whatsoever.

Research and development, patents and licenses, etc.

See “Item 4. Information on the Company-Business Overview-Intellectual Property” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025.

Trend information

Other than as disclosed in this Current Report on Form 6-K and its exhibits, we are not aware of any trends, uncertainties, demands, commitments or events for the current year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

We regularly evaluate the accounting policies and estimates that we use to make budgetary and financial statement assumptions. A complete summary of these policies is included in the notes to our financial statements incorporated by reference into the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management. The discussion of our critical accounting policies contained in Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 is incorporated herein by reference.

Recent Developments

On August 21, 2026, the Company entered into a securities purchase agreement (“Purchase Agreement”) with investors in connection with a registered offering (the “Offering”). The Offering closed on August 24, 2026.

The Company issued 437,957 units, consisting of 279,600 units (the “Common Units”) and 158,357 pre-funded units (the “Pre-Funded Units”). Each Common Unit consisted of one Class A ordinary share, par value $0.04 per share (the “Ordinary Share”), and one common warrant to initially purchase one Ordinary Share (the “Common Warrant”), at an offering price of $4.60 per Common Unit. Each Pre-Funded Unit consisted of one pre-funded warrant to purchase one Ordinary Share (the “Pre-Funded Warrant”), and one Common Warrant, at an offering price of $4.56 per Pre-Funded Unit, which was equal to the public offering price per Common Unit, less the $0.04 exercise price per Pre-Funded Warrant. The gross proceeds from the Offering were approximately $2.01 million. Total cash received by the Company from the Offering, after deducting placement agent fees and expenses and legal fees, was approximately $1.79 million. This amount has not been reduced for accounting, SEC, FINRA, or other offering-related expenses, other than the aforementioned fees, which were separate obligations of the Company. The cash received from the Offering is intended for working capital and other general corporate purposes.